UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

(AMENDMENT NO. 6)

SCHEDULE TO

(Rule 13e-4)

ISSUER TENDER OFFER STATEMENT

(Pursuant to Section 13(e)(1) of

the Securities Exchange Act of 1934)

C&F FINANCIAL CORPORATION

(Name of Issuer and Person Filing Statement)

COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

12466Q-10-4

(CUSIP Number of Class of Securities)

Thomas F. Cherry	With Copies to:
Executive Vice President	Hugh B. Wellons
C&F Financial Corporation	LeClair Ryan Flippin Densmore, P.C.
Eighth and Main Streets	1800 First Union Tower, Drawer 1200
West Point, VA 23181	Roanoke, VA 24006
(804) 843-2360
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing the Statement)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$18,450,000	$2,171.57

*	For purposes of calculating fee only. Assumes the purchases of 450,000 shares at $41.00 per share.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,171.57 Form or Registration No.: SC TO-I, file no. 005-50559 Filing Party: C&F Financial Corporation Date Filed: May 13, 2005 and July 8, 2005

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

INTRODUCTORY STATEMENT

This Amendment No. 6 to Tender Offer Statement on Schedule TO further amends and supplements the Tender Offer Statement on Schedule TO, filed on May 13, 2005, as amended on June 1, 2005, June 20, 2005, June 30, 2005, July 8, 2005, and July 21, 2005 relating to the offer of C&F Financial Corporation, a Virginia corporation, to purchase up to 450,000 of its common shares, $1.00 par value (plus up to an additional 2% of outstanding shares), or such lesser number of shares as are validly tendered and not properly withdrawn. C&F Financial Corporation is offering to purchase these shares at a price of $41.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 1, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), which, as each may be amended or supplemented from time to time, together constitute the tender offer (the “Offer”).

This Amendment No. 6 to Schedule TO is filed to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were filed previously with the Schedule TO as Exhibits 99(a)(1)(i) and 99 (a)(1)(ii), respectively.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 6 to the Schedule TO by reference to all of the applicable items in the Schedule TO, as amended herein.

ITEMS 1, 2, 4, 8, and 11.

The Offer expired at 11:59 p.m., Eastern Time, on Friday, July 22, 2005. Pursuant to the Offer and based upon a report from American Stock Transfer & Trust Company, the Depositary for the Offer, approximately 427,187 shares of our common stock (including approximately 100 shares of common stock tendered pursuant to guaranteed delivery) were tendered and not withdrawn in the Offer. We accepted all of such properly tendered shares. However, 22,813 shares were not tendered pursuant to the Offer, and therefore the Offer for possible tenders for that number expired at that time. We expect to begin distribution of payments to individual shareholders for their tenders by Friday, July 29, 2005.

On July 25, 2005, we issued a press release announcing the completion of the Offer. The press release was filed on July 26, 2005 in a Form 8-K, which is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2005

C&F FINANCIAL CORPORATION

By:	/s/ Thomas F. Cherry .
Thomas F. Cherry, Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm****

99.(a)(1)(i)	Offer to Purchase dated May 24, 2005.***

99.(a)(1)(ii)	Letter of Transmittal. (Preceeded by Letter to Shareholders)***

99.(a)(1)(iii)	Notice of Guaranteed Delivery.***

99.(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.***

99.(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.***

99 (a)(1)(vi)	Letter to Shareholders dated July 7, 2005.*

99.(a)(5)(i)	Press Release dated May 13, 2005.****

99.(a)(5)(ii)	Press Release dated June 30, 2005.**

99 (a)(5)(iii)	Press Release dated July 7, 2005.*

99 (a)(5)(iv)	Press Release dated July 25, 2005, incorporated by reference from the Form 8-K filed by the Company July 26, 2005.

99 (b)(1)	Commitment letter from broker regarding trust preferred securities dated July 6, 2005.*

(d)	None

(g)	None

(h)	None

*	Previously filed with Schedule TO, as amended July 7, 2005.
**	Previously filed with Schedule TO, as amended June 30, 2005.
***	Previously filed with Schedule TO, as amended June 1, 2005.
****	Previously filed with Schedule TO May 13, 2005.